SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2014	1

Results January—June 2014 Telefónica, S.A. Investor Relations

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Investor Relations Telefónica, S.A. 1

Highlights • Execution of strategy on track. Strong commercial push; focus on high value segments ??Q2 net adds: 2m contract, 0.6m Pay TV, 0.2m FTTH ??Increasing customer value through average life extension and improving ARPU • Fifth consecutive quarter of top line growth (Q2: +1.3% y-o-y) ??Highly diversified asset mix; improving trends in UK, Germany and Brazil ??Outstanding commercial traction in Spain anticipates improving performance • OIBDA stable in H1 (-0.1% y-o-y) amid increased commercial activity in Q2 ??Q2 OIBDA -0.7% y-o-y; limited erosion of 0.6 p.p. y-o-y in margin ??Cost efficient organisation; H1 margin 32.3% (-0.5 p.p. y-o-y); OpEx savings continue to offset higher commercial expenses • Continued investments on developing high speed networks, enlarging market differentiation • Robust FCF up to June (€1.7Bn); sustained financial flexibility ??Net debt €43Bn (2.43x ND/OIBDA) considering Ireland sale completed in July • Net income up 5% y-o-y in Q2 (€1.2Bn); EPS accelerating to €0.26 per/share • 2014 outlook and dividend confirmed ??Performance consistent with FY targets (Revenues +0.1%; OIBDA margin erosion -0.9 p.p.; CapEx/Sales 13.7%; all organic and ex-Venezuela) All y-o-y changes are organic Investor Relations Telefónica, S.A. 2

Key figures / Financial summary

H1 14 Q2 14 Reported Organic Reported Organic € in millions Reported Reported y-o-y y-o-y y-o-y y-o-y Revenues 24,957 (12.6%) 1.4% 12,725 (11.8%) 1.3% OIBDA 8,055 (14.5%) (0.1%) 4,126 (15.0%) (0.7%) OIBDA Margin 32.3% (0.7 p.p.) (0.5 p.p.) 32.4% (1.2 p.p.) (0.6 p.p.) OpCF (ex-spectrum) 4,722 (25.7%) (13.5%) 2,161 (28.7%) (16.9%) Net Income 1,903 (7.5%) —- 1,210 4.9% —- EPS 0.41 (11.0%) —- 0.26 2.0% —- FCF 1,644 14.7% —- 1,325 (30.6%) —- Net financial debt 43,791 (12.1%) —- 43,791 (12.1%) —- Reported growth rates impacted mainly by forex • Depreciated FX rates, basically BRL, ARG and VEF dragged y-o-y: ??Revenue and OIBDA; H1: -10.9 p.p; Q2: -10.0 p.p. • T. C. Republic deconsolidation drained y-o-y: ??Revenue (H1 -3.1 p.p.; Q2: -3.0 p.p.); OIBDA (H1 and Q2: -3.7 p.p.) FX effect at FCF level virtually neutralised as lower CapEx, Interest, Tax & Minorities payments offset OIBDA impact Investor Relations Telefónica, S.A.

Accelerating commercial activity towards value and quality in Q2 (i) GROWTH UNDERPINNED BY LOWER LEVELS OF CHURN: FOCUS ON CUSTOMER LOYALTY THROUGH DIFFERENTIAL VALUE PROPOSITIONS Total Churn -0.3 p.p. vs. Q1; reducing across services Investing in growth areas • Innovative and renewed commercial offers • Improved KPIs sequentially in most services • Total accesses up 2% organic y-o-y to 316m ??Mobile Contract up 9% y-o-y; 35% of total base Net adds. Q2 14 excludes 131K TV Mini accesses in Spain, and 50K FW accesses in Peru, but includes backlog in Spain (Pay TV, FBB and FTTH). Q1 14 excludes disconnections made in Spain, Mexico and T. Czech Republic accesses as of Dec-13

Accelerating commercial activity towards value and quality in Q2 (ii) CONTINUED INVESTMENTS SET STAGE FOR FUTURE GROWTH Increasing differentiation and customer experience • Exploiting smartphone momentum: accesses +38% y-o-y organic • FTTH connected accesses: 1.2m in Jun-14 (x2 y-o-y) • Higher take-up and strong demand of LTE; fostering data monetisation • Booming Pay TV adoption, mainly in Spain

Steady organic revenue growth; healthy profitability Positive organic top line growth for the fifth consecutive quarter • Benefits from diversification in H1: ??T. Hispam boosting growth (+13.0% y-o-y; +10.4% ex-VZ) ??T. Brazil (+0.6% y-o-y) ??T. España (-8.6% y-o-y) ??Mobile data: 40% of MSR (+3 p.p. y-o-y) ??Consistent acceleration of Q2 mobile data revenues to 9.2% y-o-y • Q2 revenue y-o-y showed similar trend to previous quarter ??Ramped-up in Q2 ex-regulation (+3.7% y-o-y vs. +3.4% in Q1) OIBDA and margin reflected growth reinvestment • Broadly stable OIBDA in H1 y-o-y: ??Ongoing cost control and revenue flow ??Targeted efficiencies and scale benefits • Q2 OIBDA y-o-y decline affected by increased customer investment for capturing market growth opportunities: ??Commercial costs +6.1% y-o-y vs. -1.3% in Q1 on higher advertising and commissions ??Higher coverage, capacity and speed of UBB driving network costs 7.3% up y-o-y in Q2 (+2.2 p.p. q-o-q)

Solid double digit FCF growth Seasonal factors reducing H1 FCF to revert in H2 FCF improvement y-o-y • WC improvement (+€767m) mainly driven by optimisation measures and advanced collections in Germany • Lower spectrum payments (+€953m) • Savings on tax payments (+€331m) • Reduced minority drag (+€35m) • Higher interest payments (-€35m)

TGR: leading technological transformation

Network modernisation: UBB & key technologies

LTE Jun-14

4G Coverage %Pop Outdoor

Spain 47%	Brazil 35%
Germany 52%	Chile 57%
UK 43%	Colombia, Peru, Mexico

New launch in Costa Rica

4G sites: >13,500 → ~x5 y-o-y

UBB Backhaul: > 80% 3G/4G sites

FTTH Jun-14 (premises passed)

Spain 7.4m; Brazil 2.9m → 10.5m ~x2 y-o-y

Total CapEx in Growth and Transformation: 71% in H1 14

Capturing technology benefits

- Optimise 4G roll-outs effectiveness: exploiting technical customer data
- Speeding-up copper to fiber transition
- Spreading fiber to capture business leadership opportunity

Scale benefits: Leaner operations & processes homogenisation

- Global roaming technical unit
- Cloud-based tool to manage field technician workforce in Brazil
- Global management of real estate for sites deployment

IT accelerating transformation into a Digital Company

Business transformation enabled by IT

- Automatisation
- Standardisation
- Reutilisation
- Modernisation

- Pre-integrated BSS(1) suites: projects in T. Hispam
- Fostering new online capabilities

Exploiting IT shared services

- Delivering efficiencies
  - Operational excellence
  - Leveraging scale

- Improved procurement process: SRM(2) deployment
- Digital certificates ("*Global KPI*")

IT Simplification (YTD)

Applications Decommission	Virtualisation
>160	+ 3.5 p.p.
Physical Servers	**Data Centers released**
6%	3

(1) Business Support System
(2) Supply Relationship Management

Investor Relations
Telefónica, S.A.

8

Telefónica

Digital Services: Innovative portfolio of digital solutions

B2B: Building our integrated B2B portfolio enhancing our digital services

Cloud

Revenue H1 (organic y-o-y): >20%

- **Steady revenue growth**

M2M

Revenue H1 (organic y-o-y): >50%
Accesses (Jun-14 y-o-y): +16%

- **Solid progress**
- **Key deals signed** in the utilities industry in Germany and countries outside TEF operations

Information Security

Revenue H1 (organic y-o-y): >40%

- **Relevant CyberSecurity projects awarded**
  - Spain: Retail and banking industry
- **Extensive agreement with Etisalat**
  - To develop & implement a Security Operation Center in Dubai

Consumer: Enriching our offer with digital value added services leveraging our core capabilities

Video

Revenue H1 (organic y-o-y): >15%

Pay TV Accesses (Jun-14 y-o-y organic): +32% (+91% Spain, +28% Brazil)

- **Exclusive Sports in Spain**
  - 2016 Euro UEFA (qualifiers)
  - 2018 FIFA World Cup (qualifiers)
  - Roland Garros, F1 & MotoGP

Security

Mobile Security

Brazil: 5 m accesses (Jun-14) x3.8 y-o-y

- **Safe customers' devices**

Other Digital Services

TU go

- Calls on multiple devices through WiFi networks
- **Launched in Argentina in Q2** (already launched in UK)

Financial Services

Yaap

- **Launched "Yaap Shopping" in Spain** (already in 2 cities: solution for SMEs to offer customers discount offers and loyalty program)
- **Launched "Movistar Dinero Móvil" in Peru**

Strategic Partnerships

Accesses (Jun-14)

Rhapsody: 97K

Evernote: 302K

Global device management

- 74% of total shipments in Q2 are **smartphones**
- **x8 y-o-y LTE smartphones** purchased volume in Q2

Investor Relations
Telefónica, S.A.
9
Telefónica

Spain: Starting the recovery; outstanding KPIs

24% of Group revenue

Net adds ('000)



Q2 13 Q1 14 Q2 14
Q churn
3.3%
2.6%
2.3%
464
58
(27)
Pay TV (1)(2)
182
108
59
0.9% 0.9% 0.9%
FTTH (1)
2.0%
2.2%
1.7%
28
(140)
(102)
Mobile Contract (3)

Movistar Fusión ('000)



% New & upselling quarterly adds
Fusión TV
Fusión fiber
Fusión churn 1.1%
2.2
12%
11%
3.2
17%
16%
3.4
30%
17%
721K repositions in Q2
Jun-13
Mar-14
Jun-14
56%
71%
77%

FTTH ('000)



Premises Passed (million)
New Premises Passed
3.9
494
6.1
848
7.4
1,307
Dec-14 E (~10m premises)
Q2 13
Q1 14
Q2 14

(1) Includes additional backlog in Q2 14 (116K in Pay TV; 22K in FTTH -100Mb-)
(2) Excludes "TV Mini" accesses included in Q2 14
(3) Excludes the disconnection of inactive M2M accesses in Q1 14
(4) Internal estimate

Strong demand of "Fusión TV": Best 4P offer in the market

- **Pay TV: 1.2 m customers, nearly doubling y-o-y**
  - 27% market share[4] (+9 p.p. q-o-q)
- **Steady growth in FTTH to 861K customers** (791K 100Mb)
  - 10€/month price premium (ex-VAT); 0.6x churn vs. DSL
- **Positive net adds in mobile contract in Q2**, first since Q2 11
  - Strong portability improvement (net loss in contract: -43% q-o-q)

Record high loyalty; enhancing the value of the base

- **Churn reduction extends lifetime of services**
  - Lifetime within "Fusión": 2.3x FBB & 3x Mobile contract
  - Loyalty reset by new portfolio (12 month)
- **Fostered growth in high-end packages**
  - 79% of "Fusión" gross adds in Q2 ≥60€/month
- **ARPU "Fusión": €68.8 in Q2**

Accelerating UBB deployment

- **Widening our quality gap with FTTH**
  - 7.4m premises already covered
  - Fiber 10 Mb launched: 70K customers as of Jun-14
- **LTE reached ~47% of pop.** by Jun-14 (~60% Dec-14E)

Investor Relations
Telefónica, S.A.

10

Telefónica

Spain: Revenues have reached the bottom

24% of Group revenue

Revenue y-o-y (€ in million)



2013
2014
H1
Q1
Q2
(567)
(1,165)
(267)
(641)
(299)
(524)
Cross-selling + Customer gains
Lower re-pricing + Lower customer loss
€3bn quarter
€2,992m Q1 14
€3,000m Q2 14
Revenue floor

OIBDA margin



organic y-o-y
46.9%
44.7%
-1.6 p.p.
-4.0 p.p.
Q1 14
Q2 14

y-o-y	Q1 14	Q2 14
Handset upgrades	+12%	+24%
Handset sales (units)	+40%	+61%
Fiber gross adds	x2	x3
TV gross adds (1)	x3	x11
Mobile contract gross adds	+9%	+12%
"Fusión" repositions		721K

(1) Excludes TV Mini accesses incorporated

Consistent revenue stabilisation

- **Q2 revenue, a bottom underpinned by strong commercial trends**
- H1 sales -8.6% y-o-y (-9.1% y-o-y in Q2)
- **Backbook behind:** high convergent penetration (consumer)
  - 67% in FBB; 71% in contract mobile (including new 2013 mobile tariffs)
- **New "Fusión TV" portfolio not eroding revenue**
  - Repositions driving incremental ARPU (June)
- **Revenue performance to improve**, leveraged on:
  - Q2 commercial push not fully reflected in revenues ("Fusion TV": 25th April)
  - Churn reduction (market share stabilisation)
  - Trading acceleration
  - Pay TV and fiber as key upselling levers

Capture of value growth impacted on margin

- **OIBDA margin at 45.8% in H1** (-2.8 p.p. y-o-y organic)
- **Lower OpEx decline in Q2** (-1.9% y-o-y; -5.1% in Q1):
  - Pension plan removal savings y-o-y comparable
  - Higher handset sales and content costs ("Fusión TV" launch)
- **Ongoing cost control**
  - Simplification, insourcing, distribution channel
- **Fast deployment of FTTH, Pay TV and LTE drives H1 CapEx** (+24.9% y-o-y organic)

Investor Relations
Telefónica, S.A.
11
Telefónica

UK: Record loyalty on superior customer experience

13% of Group revenue

Contract net adds ex-M2M ('000)



Churn
1.1%
140
72
1.0%
Q1 14
Q2 14
Market leading contract churn
(-0.1 p.p q-o-q & y-o-y)

Mobile Service Revenues (y-o-y)



MSR
MSR ex-Refresh & ex-regulation
Q4 13
Q1 14
Q2 14
0.3%
(0.8%)
(0.8%)
(6.1%)
(7.9%)
(6.7%)

OIBDA margin



25.4%
24.6%
23.6%
-2.2 p.p. y-o-y
w/o Q2 13 Capital gain & restructuring: -2.0 p.p.
Q4 13
Q1 14
Q2 14

Financial y-o-y change in local currency

Improved commercial traction

- **Sustained mobile base growth at 3%** y-o-y
  - "Refresh" tariffs keep momentum
  - Upgrade of high value customers to LTE
  - Further investment in LTE expansion (43% outdoor coverage Jun-14)
- **Strong contract access growth** (+6% y-o-y)
- **Launch of new set of prepay tariff "Big Bundles" in May**

Top line returned to growth in Q2

- **Revenue growth:** Q2 +0.1% y-o-y (Q1: -0.3% y-o-y)
  - "Refresh" deducted 0.8 p.p. (+6.0 p.p. in Q1) and fixed assets disposal deducted 0.5 p.p. (-1.7 p.p. in Q1)
  - **ARPU uplift on data monetisation**: Non-SMS data revenue accelerated to 19.2% y-o-y in Q2
- **Q2 OIBDA** (-8.4% y-o-y in Q2) impacted by:
  - Disposal of fixed business assets in Q2 13 (€73 m)
  - Q2 13 restructuring expenses (€40 m)
  - Contribution of "Refresh" gradually normalising from April-14
- **OIBDA margin stable in Q2** y-o-y (ex-fixed business assets & restructuring), due to better business performance, despite "Refresh" (-1.0 p.p.)

Investor Relations
Telefónica, S.A.

12

Telefonica

Germany: Successful data monetisation strategy

9% of Group revenue

Contract net adds



Q2 net adds >2x avg. of last 4 Qs
152
78
(30)
Q4 13
Q1 14
Q2 14

Commercial activity



Contract gross adds (y-o-y)
Contract churn
21%
2.1%
5%
1.3%
(6%)
1.6%
Q4 13
Q1 14
Q2 14

Revenues (y-o-y)



Revenues
MSR ex-MTR
Q4 13
Q1 14
Q2 14
(3.4%)
(3.4%)
(2.5%)
(7.4%)
(8.8%)
(6.6%)
-1.4 p.p.
+2.2 p.p.

OIBDA Margin



25.2%
22.3%
22.8%
-2.7 p.p. y-o-y
H1 14: 22.6% (-2.1 p.p.)
Q4 13(1)
Q1 14
Q2 14

(1) Q4 13 excludes €76m of asset sales

Improved trading on new tariffs and lower churn

- **LTE key lever of mobile data:**
  - **"O2 Blue All-in" portfolio refreshed & "O2 Unite" launch**
  - **Higher 4G handset adoption** (86% of total shipments in Q2; +46 p.p. y-o-y)
  - **Increasing value** of "O2 Blue All-in" tariff mix
  - **LTE outdoor coverage at 52%** in June
- **Gained conditional approval on E+ transaction** (2 July, 2014)

Commercial traction flowing into revenue

- **Improving revenue trends in Q2:**
  - Lower erosion of handset sales (-6.9% in Q2 vs. -33.2% y-o-y in Q1)
  - Better performance of MSR ex-MTR:
    - Stabilising SMS performance y-o-y (Q2: -2.2 p.p. of rev. growth vs. Q1: -2.6 p.p.)
    - Lower ARPU dilution y-o-y (Q2: -2.1%; Q1: -3.3%)
- **Non-SMS/data revenues at 72%** in H1 (+8 p.p. y-o-y)

Sustained OIBDA erosion y-o-y with enhanced trading

- **OIBDA y-o-y** (H1: -14.6%; Q2: -14.5%) affected by higher commercial spend to capture opportunities in a very competitive market

Investor Relations
Telefónica, S.A.
13
Telefónica

Brazil: Enhancing leadership in high value customers 22% of Group revenue Net Adds (m) Contract vs. Prepaid Net adds Net adds Focus on profitable growth Contract Prepaid Contract Penetration Smartphone Penetration • 4th consecutive quarter capturing >60% of new contract customers in the market 32% 33% 27% Gross customer value ??+3.4 p.p. contract market share y-o-y to 41.3% 32% >10x 28% ??Highest coverage in 3G and 4G 17% ??Leadership in quality and brand perception 3.3 3.0 2.2 ~x4 ~1/3 • Contract: record high gross adds (+7% y-o-y) and lowest 1.2 1.2 1.3 churn ever (-0.5 p.p. y-o-y) in Q2 14 • Sound outgoing ARPU (+6.2% y-o-y organic in Q2 and H1) Q2 13 Q1 14 Q2 14 ARPU Churn Fixed Services Net Adds (‘000) FFTH net adds (‘000) Execution of turnaround strategy on track (Fixed telephony, TV and FBB) Premises Passed (million) • Accelerating penetration of fiber: 19% of premises passed 2.9 2.3 in São Paulo state 156 ??Fiber connected customers: 273k Jun-14 1.4 37 ??Fiber vs. ADSL customers 1.7x ARPU & 0.6x churn 32 81 • Growing Fixed Wireless, 89% net adds outside São Paulo 69 20 (168k net adds in Q2 to 821k customers) Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 Investor Relations Telefónica, S.A. 14

Brazil: Improved revenue and OIBDA trend

22% of Group revenue

Service Revenue (organic y-o-y)


Service (F+M)
Service ex-regulation (F+M)
MSR ex-regulation
Fixed ex-regulation
7.5%
6.5%
11.1%
6.4%
1.2%
3.0%
1.0%
3.8%
1.6%
(4.2%)
(0.9%)
(1.9%)
Q2 13
Q1 14
Q2 14

Revenue y-o-y growth acceleration

- Increased regulatory impact in Q2 (dragging y-o-y growth by 4.6 p.p. vs. 2.7 p.p. in Q1)
- **Outgoing mobile revenues improved y-o-y** (+11.3% in Q2; +10.0% in H1) on steady non-SMS data revenue growth of 40%
- **Fixed revenues** (H1: -4.6% y-o-y; Q2: -6.1% y-o-y) affected by seasonal effects and higher regulatory impact (-1.4% ex-regulation y-o-y in H1)

OIBDA (organic y-o-y)


OIBDA margin organic y-o-y
4.0%
(3.6%)
(11.4%)
Q2 13
Q1 14
Q2 14
(5.3 p.p.)
(1.2 p.p.)
+0.9 p.p.

All y-o-y changes are organic

OIBDA returning to y-o-y growth in Q2

- **Revenue improvement flowing into OIBDA**
- **OIBDA margin** (32.1% in Q2) **ramped-up** both q-o-q and y-o-y
- **Strict cost discipline** offsetting higher commercial and network costs

Investor Relations
Telefónica, S.A.
15
Telefónica

Hispam: Double digit revenue & OIBDA growth

28% of Group revenue

Revenue ex-regulation (organic y-o-y)



Hispam
Hispam ex-Venezuela
17.3%
16.1%
13.0%
10.1%
12.3%
12.0%
Q2 13
Q1 14
Q2 14



17.3%
13.0%
Others
10.3 p.p.
4.8 p.p.
FBB & New Services
2.0 p.p.
2.5 p.p.
Mobile Data Non-SMS
5.1 p.p.
5.6 p.p.
Q2 13 y-o-y
Q2 14 y-o-y

OIBDA (organic y-o-y)



Hispam
Hispam ex-Venezuela
OIBDA margin organic y-o-y
16.6%
15.0%
20.1%
11.8%
10.9%
4.5%
Q2 13
Q1 14
Q2 14
flat
+0.1 p.p.
+2.4 p.p.

(1) Q2 14 organic growth ex-regulation y-o-y

New revenue streams boosting revenue growth

- **Strong growth[1] across the board:** Peru (+9.7%); Chile (+2.8%); Mexico (+6.3%); Argentina (+26.4%); Colombia (+9.7%)
  - Higher regulatory effect and lower handset sales dragging Q2 organic y-o-y growth by -1.6 p.p. and -2.3 p.p. respectively
- **Non-SMS mobile data and FBB & new services:** +41.5% and +18.5% y-o-y in Q2, respectively
- **Voice traffic volumes booming:** MOU up +12% y-o-y in Q2
- **Commercial push** on high-value segments setting the basis for further growth

Solid OIBDA growth acceleration

- **All countries** (but Uruguay) **posting OIBDA growth y-o-y**
- **OIBDA margin y-o-y trend steadily improving** (Q2 14: 32.8%)
  - Strong efficiency efforts offsetting higher commercial costs and network & IT expenses
- **CapEx growing strongly** (+44.2% y-o-y in H1 14) to capture further growth

Investor Relations
Telefónica, S.A.

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Telefonica

Hispam: Strong growth across the board (i) Colombia 3% of Group Argentina 6% of Group Chile 4% of Group Revenue Revenue Revenue Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues & OIBDA (organic y-o-y) Revenues ex-regulation OIBDA Revenues OIBDA Revenues ex-regulation OIBDA 12.9% 20.6% 26.5% 26.4% 9.7% 7.2% 5.3% 22.9% 5.0% 11.0% 20.5% 3.0% 7.3% 11.0% 3.9% 3.4% 2.8% Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 (0.4%) Q2 13 Q1 14 Q2 14 Revenue breakdown (organic y-o-y) Revenue breakdown (organic y-o-y) Revenue breakdown (organic y-o-y) Non-SMS Data FBB & New services Non-SMS Data FBB & New services Non-SMS Data FBB & New services 20.8% 65.8% 40.7% 59.0% 38.5% 17.4% 46.6% 9.5% 10.0% 21.6% 7.9% 41.6% 41.3% 13.8% 8.1% 7.8% 3.2% 25.7% Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 • Structural changes implemented by the • OIBDA margin decline to 23.1% in Q2 14 • Strong OIBDA margin improvement to regulator 1yr ago underpinning solid (-2.0 p.p. y-o-y) derived from currency 33.5% in Q2 14 (+3.2 p.p. y-o-y) on better performance depreciation and inflation driven costs commercial comps • Retaining most valuable customers in Q2 • Commercial activity keeps momentum in (upgrades +19% y-o-y) most valuable segments Investor Relations Telefónica, S.A. 17

Hispam: Strong growth across the board (ii) Peru 5% of Group Mexico 3% of Group Venezuela & Central America 6% of Group Revenue Revenue Revenue Revenues & OIBDA (organic y-o-y) MSR & OIBDA (organic y-o-y) MSR & OIBDA (organic y-o-y) Revenues ex-regulation OIBDA MSR OIBDA MSR OIBDA 10.2% 10.1% 10.3% 6.4% 7.9% 51.8% (4.1%) 36.9% 42.3% 9.7% 4.9% 8.4% (2.1%) 6.6% 33.4% 28.4% 30.0% (22.4%) Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 Q2 13 Q1 14 Q2 14 Revenue breakdown (organic y-o-y) Voice Traffic & Mobile Gross Adds (y-o-y) Mobile data (y-o-y) Non-SMS Data FBB & New services Q2 13 Q1 14 Q2 14 Non-SMS revenue Data Traffic 64% 67% 60.2% 61% 54.5% 52% 60% 58.9% 41.5% 42% 55% 58.4% 46% 14% 5.4% 12.1% 3% 5% Q2 13 Q1 14 Q2 14 Voice Traffic Gross Adds Q2 13 Q1 14 Q2 14 • Revenue y-o-y increase in Q2 14 driven • OIBDA recovered y-o-y growth in Q2 14 • Revenue y-o-y growth in Q2 severely by non-SMS data and FBB revenues on strengthened revenue performance affected by lower handset sales (-54.0% organic y-o-y) • OIBDA margin expansion to 34.4% in Q2 • New Federal Telecommunications Law (+ 0.7 p.p. y-o-y organic) about to be implemented to foster market • Right monetisation strategy leading non-dynamism from Q2 SMS data increase in the region Investor Relations Telefónica, S.A. 18

Year to date net debt reduction to €43bn Net Financial Debt € in millions Net Financial Net Financial Debt/OIBDA Net Financial Debt/OIBDA Debt/OIBDA 2.47x 2.43x 2.36x €-3.5Bn 46,491 (1,664) 681 (2,306) 45,381 1,110 1,790 (1,750) 43,791 91 458 (830) 42,961 €0.4/share paid in May Net Fin. Venezuelan Net Fin. Debt FCF Dividends Treasury & Net Financial shares Sale T.C. of Hybrid FX, MTM Pre-retirements Net Fin. Sale of T. Net Fin. Debt Debt implicit Dec-13 after & commitments Debt Ireland closed Jun-14, Dec-13 devaluation Venezuelan implicit Investments Republic Others Jun-14 15/07/14 including sale of devaluation T. Ireland 4,673 (472) 4,200 (1,547) (546) (254) 1,853 (189) 1,664 ex-spectrum OpCF Working capital OpCF Working post Net Interest Tax minorities Dividend to & ex-spectrum FCF Spectrum accrued post-spectrum FCF Capital others accrued Investor Relations Telefónica, S.A. 19

Diversified financing at managing liquidity Long term financing Effective interest cost (12 month rolling) € in billions Guidance €10.6Bn long term financing 6% 3.0 YTD 2.5 5.58% 5.34% 1.75 5% 1.25 Flat vs. 0.9 0.75 0.5 Q1 14 Syndicated LatAm & Hybrids Euro Bond Mandatory T. Private Dec-13 Jun-14 facility Other loans Exchangable Deutschland placements (TI shares) bond (EUR & USD) Increasing average cost of debt on debt reduction, mainly in € and CZK (lower cost than average) Liquidity position Net debt maturities (Jul-14) € in billions € in billions 22.2 €2.2Bn loans Undrawn credit 12.1 prepaid in Jul-14 lines syndicated & RCF 7.3 89% LT excluding Cash position Includes E-Plus deal cash 10.1 Venezuela outflows 1.1 Jun-14 2014 & 2015 2016 Investor Relations Telefónica, S.A. 20

Conclusion • Consistently executing our transformation strategy • Accelerated subscriber intake in Q2 ? Strong traction of commercial offers and sequential churn improvement ? Increased demand for value and quality services, with lower churn & higher associated ARPU • Consolidating revenue growth trends in Q2 ? Improving revenues in Brazil, UK, and Germany offsetting slowdown in Spain and Hispam ? Strong commercial traction in Spain anticipating revenue recovery • Limited OIBDA margin erosion despite intense commercial activity in Q2 ? Robust margin of 32.3% in H1 (-0.5 p.p. y-o-y organic); 32.4% in Q2 (-0.6. p.p. y-o-y organic) ? OpEx savings ongoing delivery • Strong focus on expanding 4G coverage and fiber networks • Sound FCF increase in H1 ? Net debt at €43Bn, including sale of T. Ireland closed in July Investor Relations Telefónica, S.A. 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 31, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer